UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated September 19, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 19 September 2025 entitled ‘Vodafone appoints Ruth McGill as Chief HR Officer’.

19 September 2025

Vodafone appoints Ruth McGill as Chief HR Officer
Vodafone Group Plc ("Vodafone") announces today the appointment of Ruth McGill as Chief HR Officer and a member of the Group Executive Committee effective 1 January 2026. Ruth will initially join Vodafone as Chief HR Officer Designate on 1 November 2025. She will succeed Leanne Wood who, as announced on 10 September 2025, will step down to pursue a portfolio career.

Margherita Della Valle, Vodafone Group CEO said: "I am delighted to be welcoming Ruth to the team. She has a wealth of experience in HR and organisation change, which will be invaluable as we continue to change Vodafone and deliver our mission to connect everyone."

Ruth McGill said: "I'm thrilled to be joining Vodafone at such an exciting time in the Group's growth journey. I am looking forward to working with Margherita and the team as Vodafone continues to focus on driving customer satisfaction, simplify the organisation and deliver sustainable growth."

Ruth has more than 25 years' experience in human resources and change management. Ruth joins Vodafone from ING, including the last five years as Chief HR Officer. Prior to ING, she worked in a range of senior HR positions at Standard Chartered Bank, over a 10-year period. Ruth spent her earlier career in HR positions at Norton Healthcare and GSK.

- ends -

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone
Vodafone is a leading European and African telecoms company.

We serve over 355 million mobile and broadband customers, operating networks in 15 countries with investments in a further five and partners in over 40 more. Our undersea cables transport around a sixth of the world's internet traffic, and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with over 215 million IoT connections, and we provide financial services to around 92 million customers across seven African countries - managing more transactions than any other provider.

From the seabed to the stars, Vodafone's purpose is to keep everyone connected.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: September 19, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary